
SCHEDULE 13G

<u>EXHIBIT B</u>

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)


The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Liberty Latin America Ltd. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: May 15, 2026   /s/ Warren E. Buffett
　　　　　　　　　　　　　Warren E. Buffett
　　　　　　　　　　　　　Berkshire Hathaway Inc.

Dated: May 15, 2026   /s/ Warren E. Buffett
　　　　　　　　　　　　　By: Warren E. Buffett
　　　　　　　　　　　　　Title: Chairman of the Board